Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
The filing below relates to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.

NetApp Receives All Regulatory Clearances to Proceed with Data Domain Acquisition;
Stockholder Vote Set for August
Agreement Offers Data Domain Stockholders Attractive Value, Compelling Strategic Rationale
and a Timely Path to Close
Sunnyvale, Calif.—July 06, 2009— NetApp (NASDAQ: NTAP) today announced that the U.S. Securities and Exchange Commission declared NetApp’s Registration Statement for its proposed acquisition of Data Domain (NASDAQ:DDUP) effective allowing the transaction to proceed to a stockholder vote. The Data Domain Board of Directors has set a Special Meeting of Data Domain stockholders for August 14, 2009 to consider and vote on the merger. Proxy statements will be mailed to Data Domain’s stockholders of record as of June 17th.
Additionally, on Thursday, July 2 the U.S. Federal Trade Commission (FTC) granted the merger agreement early clearance under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976. This move confirms that the FTC will not conduct any further reviews related to the merger and clears the way for NetApp and Data Domain to close on a timely basis following the approval of the transaction by the Data Domain stockholders.
“We are pleased to have passed these important milestones, which we believe set us on course for a clear and timely path to close,” said Dan Warmenhoven, chairman and CEO of NetApp. “We continue to believe that our offer is superior to the unsolicited offer from EMC. Not only does NetApp’s proposal provide Data Domain stockholders with attractive short- and long-term value, our combination creates significant advantages for customers and employees, who will benefit from a lower risk of business disruption, continued competition in the marketplace, enhanced products and services, and the complementary nature of our two businesses.”
“We look forward to the upcoming Data Domain stockholder vote on August 14 and a quick close of our transaction so that we can get to work realizing the promise of this compelling combination.”
Forward-Looking Statements
In addition to historical information, this document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent NetApp’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside NetApp’s control. Forward-looking statements include, but are not limited to, statements regarding the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results; NetApp’s plans, objectives, expectations and intentions; and other statements that are not historical facts.
NetApp cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, the risk that Data Domain’s stockholders will not approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction will not be fully realized or may take longer to realize than expected; the possibility that there may be disruptions from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; uncertainties regarding competition and its effect on pricing, spending, third-party relationships and revenues; and the other risks affecting NetApp, Data Domain or the combined entity described in (i) the Proxy Statement/Prospectus filed by NetApp with the Securities and Exchange Commission (the “SEC”) on June 4, 2009, as the same may be amended from time to time, and (ii) other filings made by NetApp and Data Domain with the SEC, including, but not limited to, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. NetApp disclaims any obligation to update and revise the forward-looking statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
As mentioned above, in connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 (Commission File Number 333-159722), as the same may be amended from time to time, containing a Proxy Statement/Prospectus for Data Domain’s stockholders, and NetApp and Data Domain each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to the stockholders of Data Domain. Before making any investment or voting decision, investors and security holders of Data Domain are urged to read the proxy statement/prospectus and other documents filed with the sec carefully in their entirety because such documents contain important information about the proposed transaction.
Investors and security holders will be able to obtain free copies of the Registration Statement, Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the website maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Solicitation of Proxies
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. No additional consideration will be paid to any such participants as a result of any such solicitations. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement on Schedule 14A, as filed with the SEC on July 14, 2008, and NetApp’s Annual Report on Form 10-K, as filed with the SEC on June 17, 2009, and additional information regarding Data Domain’s executive officers and directors is included in the Proxy Statement/Prospectus referenced above, as well as in Data Domain’s Annual Report on Form 10-K and Form 10-K/A, as filed with the SEC on March 13, 2009 and April 30, 2009, respectively. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.
About NetApp
NetApp creates innovative storage and data management solutions that help our customers deliver outstanding cost efficiency and accelerate business breakthroughs. Discover our passion for helping companies around the world go further, faster at www.netapp.com.
NetApp, the NetApp logo, and Go further are trademarks or registered trademarks of NetApp, Inc. in the United States and/or other countries. All other brands or products are trademarks or registered trademarks of their respective holders and should be treated as such.
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